FORDING CANADIAN COAL TRUST

Annual General Meeting of Unitholders of
Fording Canadian Coal Trust
(the “Trust”)

May 1, 2007

REPORT OF VOTING RESULTS

(National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3))

Capitalized words used in this Report of Voting Results but not defined herein have the respective meanings ascribed thereto in the Management Information Circular of the Trust dated March 19, 2007.

The following matters were put to a vote by a show of hands at the annual and special meeting of unitholders of the Trust held on May 1, 2007, since less than 5% of the proxies received were withheld from the motions (Also indicted are the percentage of votes for and withheld from each motion that were voted by proxy.   Total units represented by proxy = 117,843,554 of the 147,048,146 Units that were issued and outstanding (80.14%)):

Outcome of Vote

1.

Election of the following nominees as Trustees of the Trust for the ensuing year or until their successors   are elected or appointed:

Richard T. Mahler

Michael A. Grandin

Michael S. Parrett

Donald A. Pether

Peter Valentine

Warren S.R. Seyffert

John B. Zaozirny

Carried Units voted by Proxy (Average for all Trustees) For: 98.74% Withheld: 1.26%

2.

Approval of the election of the following nominees as directors of Fording (GP) ULC for the ensuing year or until their successors are elected or appointed:

Dawn L. Farrell

Michael A. Grandin

Donald R. Lindsay

Richard T. Mahler

Thomas J. O’Neil

Michael S. Parrett

Leslie I. Prillaman

David A. Thompson

Carried Units voted by Proxy (Average for all Directors) For: 98.95% Withheld: 1.05%

3.

The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Trust to hold office until the next annual meeting of   unitholders and authorizing the Trustees to fix their   remuneration.

Carried Units voted by Proxy (average for all Trustees) For: 99.36% Withheld: 0.64%